SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934



INTELLIGROUP, INC.

(Name of Issuer)


COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)


45816A106

(CUSIP Number)


Mr. Anupam Dokeniya,
1420 Providence Highway,
Suite # 266, Norwood, MA
02062, (781) 278-9919


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


June 24, 2002
_______________________________________________________________________
(Date of Event Which Requires Filing of this Statement)


	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13D-1(g), check the following box.

	Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1
Names of Reporting Persons/I.R.S. Identification Nos. of
Above Persons (Entities Only)
NSA INVESTMENTS, LLC and ITIGer Investment Club and their
affiliates
NSA Investments LLC 04-3438346
2
Check the Appropriate Box if a Member of a Group
(a)  Yes
65:
(b)
3
SEC Use Only

4
Source of Funds

WC and Personal Funds

5
Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d) or 2(e)

6
Citizenship or Place of Organization

MASSACHUSETTS

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7
Sole Voting Power
                  2,182,352


8
Shared Voting Power
                  -0-


9
Sole Dispositive Power
              2,182,352


10
Shared Dispositive Power
                  -0-

11
Aggregate Amount Beneficially Owned by Each Reporting Person

2,182,352

12
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

13
Percent of Class Represented by Amount in Row (11)

13.12%

14
Type of Reporting Person

LLC, its affiliates, individuals and individuals formed a group on the internet called ITIGer Investment Club



The following entities and individuals are jointly filing this form. Their names along with the number of shares for which they have voting rights and dispositive powers are listed below:

			Number of Shares	Number of Shares
Name of Entity		Beneficially owned	DispositivePower

Prashanth Palakurthi	509,628			509,628
David Stott		329,014			329,014
Mannava S R		255,200			255,200
Phil Tcheng		44,200			144,200
Craig Bird		125,000			125,000
Tom Olivares		100,132			100,132
Malathi Nunna		92,000			92,000
NSA 			84,250			84,250
Tom Wales		76,000			76,000
Lingareddy Prasad	70,800			70,800
Atosh Bharadwaj		61,055			61,055
Sanjeev Gupta		50,000			50,000
Anupama Dokeniya	39,000			39,000
Elizabeth Wales		30,000			30,000
Kevin Dickey		26,700			26,700
Dan Moulton		24,000			24,000
Sasi Nanga		20,500			20,500
Greg Ness		18,423			18,423
Haritha Devulapally	17,500			17,500
Perry Anderson		12,630			12,630
Anupam Pandey 		11,870			11,870
Manu Thambi		10,000			10,000
Raja Singh		10,000			10,000
Ravi Thaduri		9,700			9,700
Rajeev Raj		9,275			9,275
Ghadyali Murtaza	9,000			9,000
Puneetha Palakurthi	8,000			8,000
Nick Gallagher		7,200			7,200
Judy Kulekowski		7,100			7,100
Liu Gui Ying		4,800			4,800
Swarup Bhide		4,532			4,532
Margaret L. Tcheng	4,000			4,000
Anupam Dokeniya		2,243			2,243
Ed G, Hiemstra		2,000			2,000
Roger Lee		600			600
Total			2,186,352		2,186,352



Item 1.	Security and Issuer.

	This statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share of Intelligroup, Inc., a Delaware corporation. The principal executive offices of the Corporation are located at 499 Thornall Street, Edison, NJ-08837.


Item 2.	Identity and Background.

This statement is being filed jointly by the NSA Investments, LLC, and its affiliates and ITIGer Investment Club and others listed in exhibit
C. The Reporting Parties may be deemed to be a group beneficially owning, in the aggregate, 2,186,352 shares of the Common Stock, or approximately 13.12 % of the outstanding shares of the Common Stock of the Corporation, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.
(b),(c)	NSA is primarily engaged in investment activities.  Dokeniya,
Palakurthi and Rao each hold 33 1/3% of the Class A membership interests of NSA. Dokeniya's, and Palakurthi's principal address is 1420 providence Highway, # 266, Norwood, MA 02062. Rao's principal address is 28 Fortuna East, Irvine, CA 92620. The principal business of the ITIGer Investment Club is a collaboration of individuals over the internet that share information and investment strategies.
(d) None of the persons referred to in subparagraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration.
	The Exhibit holders Shares were purchased by each shareholder in the open market using his/her personal funds or working capital.

Item 4.	Purpose of Transaction.

	The Reporting Parties have acquired the Securities because, in their opinion, such Securities are undervalued by the market and do not reflect the potential of the issuing company. Furthermore, the Reporting Parties may look at other strategic investments in Intelligroup, Inc. The reporting entities, however, reserve the right to take such actions as they deem desirable to protect or enhance the value of their investments in the Issuer.
	Any of the Reporting Parties may acquire additional shares of Common Stock or other securities of the Corporation (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Additionally, the Reporting Parties reserve the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. The possible activities or the intentions of the Reporting Parties are subject to change at any time.







Item 5.	Interest in Securities of the Issuer.
(a)
			Shares		Dispositive
Name of Entity		owned	%	Power		%

Prashanth Palakurthi	509,628	3.06%	509,628		3.06%
David Stott		329,014	1.97%	329,014		1.97%
Mannava S R		255,200	1.53%	255,200		1.53%
Phil Tcheng		144,200	0.87%	144,200		0.87%
Craig Bird		125,000	0.75%	125,000		0.75%
Tom Olivares		100,132	0.60%	100,132		0.60%
Malathi Nunna		92,000	0.55%	92,000		0.55%
NSA 			84,250	0.51%	84,250		0.51%
Tom Wales		76,000	0.46%	76,000		0.46%
Lingareddy Prasad	70,800	0.42%	70,800		0.42%
Atosh Bharadwaj		61,055	0.37%	61,055		0.37%
Sanjeev Gupta		50,000	0.30%	50,000		0.30%
Anupama Dokeniya	39,000	0.23%	39,000		0.23%
Elizabeth Wales		30,000	0.18%	30,000		0.18%
Kevin Dickey		26,700	0.16%	26,700		0.16%
Dan Moulton		24,000	0.14%	24,000		0.14%
Sasi Nanga		20,500	0.12%	20,500		0.12%
Greg Ness		18,423	0.11%	18,423		0.11%
Haritha Devulapally	17,500	0.11%	17,500		0.11%
Perry Anderson		12,630	0.08%	12,630		0.08%
Anupam Pandey 		11,870	0.07%	11,870		0.07%
Manu Thambi		10,000	0.06%	10,000		0.06%
Raja Singh		10,000	0.06%	10,000		0.06%
Ravi Thaduri		9,700	0.06%	9,700		0.06%
Rajeev Raj		9,275	0.06%	9,275		0.06%
Ghadyali Murtaza	9,000	0.05%	9,000		0.05%
Puneetha Palakurthi	8,000	0.05%	8,000		0.05%
Nick Gallagher		7,200	0.04%	7,200		0.04%
Judy Kulekowski		7,100	0.04%	7,100		0.04%
Liu Gui Ying		4,800	0.03%	4,800		0.03%
Swarup Bhide		4,532	0.03%	4,532		0.03%
Margaret L. Tcheng	4,000	0.02%	4,000		0.02%
Anupam Dokeniya		2,243	0.01%	2,243		0.01%
Ed G, Hiemstra		2,000	0.01%	2,000		0.01%
Roger Lee		600	0.00%	600		0.00%

Total			2,186,35213.12%	2,186,352	13.12%

(b) The above listed entities each have the sole power to vote and dispose of their respective Common Shares.
(c) Within the last 60 days the members of the ITIGer Investment Club and NSA and its affiliates have bought and sold stock in the company's securities as independent entities.
(d),(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

The Filing group ("Shareholders:), consisting of NSA Investments, LLC ,ITIGer Investment Club and their affiliates is in favor of supporting Nagarjun Valluripalli and the Board of Director (BOD) slate put forth by him and the current BOD.

We are appalled that Mr Ashok Pandey has initiated a proxy fight against Intelligroup. The Shareholders reject Mr Pandey's disingenuous reasons for the fight, his proposed Board of Directors ("BOD") and his plans. We further believe that should Mr Pandey succeed, his policies will reduce the value of the company to other shareholders and accordingly we strongly support Intelligroup's CEO, Mr Arjun Valluri, and the current BOD.

The Shareholders concerns and criticism regarding Mr
Pandey's plan (as outlined in the DEFC14A, June 17, 2002) and his BOD slate are:

1. The Shareholders find Mr. Pandey's repeated criticism against the Company's BOD for awarding Mr. Valluri a bonus for 2001 highly hypocritical. Upon Mr. Pandey's resignation from the Company and the BOD in December 2000, he had no qualms in accepting in full a proffered $350,000 lump sum payment. By contrast, Mr Valluri has only accepted $60,000 of the $200,000 awarded to him for his success in keeping the Company stable and profitable during exceptionally hard times.

2. The Shareholders believe Mr Pandey's plan for
Intelligroup is fundamentally flawed. The plan lacks vision and an understanding of specific market opportunities.
Mr Pandey proposes:

"Reducing the number of focus areas by selecting and leveraging a limited number of strategic partners." This will expose the Company to greater risk. The Company needs diversity to mitigate risks in a limited number of areas and to improve symbiotic business relationships.

"Shutting down non-performing/non-strategic/low-value operations." The Stockholders are amazed that Mr Pandey would recommend this measure now, after he criticized the Company in a news release on April 23, 2002 for making this same kind of restructuring initiative in 4Q, 2001.

"Avoiding any more geographic expansion until all business units are back to reasonable profitability." This will impede the path to improving profitability and cash flow.

Mr Pandey plans to reduce operations at precisely the time that the economy and the company are poised for organic growth.

3. The Shareholders believe that the BOD slate proposed by Mr Pandey is substantially inferior to the Company's BOD slate. Specifically:

Mr John Supplee lacks sufficient and credible information technology; international and offshore model experience.


Mr Stephen L. Savitt also lacks sufficient and credible information technology; international and offshore model experience.

Mr Tarun Chandra's involvement with Seranova and Silverline could undermine institutional support for the Company.

Further, Mr. Pandey has stated that he will include other members to the Board on his winning the proxy. We suspect that this would lead to our company being led and controlled by a Board whose interests may be aligned with a few large shareholders.

4. The Shareholders vigorously disagree with the statement
Mr. Pandey made on SEC Form PRRN14A June 14, 2002, "Funding new areas of growth by using free cash flows and entering into strategic alliances, while not relying on working capital line of credit." The Shareholders believe that "entering into strategic alliances" may dilute the Company's shares unnecessarily. Recently, a major shareholder confided to us that they made an offer to inject capital on terms that we believe were not in the interests of other shareholders. Mr. Valluri and the Board rejected this out of hand.
The Shareholders believe this same shareholder is now supporting Mr Pandey's bid for their own ultimate benefit, but to the detriment of other shareholders.

While appalled at the likely reduction in shareholder value that will follow Mr. Pandey's plan, the Shareholders reasons for supporting the current Intelligroup management team are that:

4.1.Mr Valluri's performance has been substantially superior to that of Mr Pandey when he was the CEO. Under
Mr. Valluri's leadership, the Company's:

Financial performance has improved to the point that it is cash flow positive and profitable for the first time since
1998 (excluding non-cash one-time write offs in December
2001).

Revenues, cash flow, and profits have been better than or on par with its closest competitors (Answerthink, Computer
Horizons, Convansys Corp, iGATE, Sapient, and Technology
Solutions).

Business performance has improved by refining high payoff strategies.

4.2.The current BOD has acted with integrity in the best interests of the company and all shareholders at all times. The BOD has shown its ability to guide the company through a recession, when tech stocks were beaten down considerably. The individuals on the Company's BOD have many excellent attributes. Individually and collectively they have:

A high degree of respect within their individual fields.
They have critical expertise and experience that the Company needs most, including: strategic IT marketing; Wall Street
Investment Banking;

Mergers and Acquisitions; global business operations; and offshore business models.
Competed successfully in the global corporate arena.

The desire and ability to support Intelligroup in gaining greater respect with clients, potential clients, partners, and investors.

An understanding of the Company's business model and market sector, and how to optimize the business strategy for maximum growth.

Integrity as proven by their rejection of any attempt to treat shareholders unequally.

Several shareholders have tried repeatedly to work with and resolve Mr Pandey's criticisms and issues, but he has refused to discuss any options which would allow him to work with the existing board for the betterment of the company as a whole.


5.An overwhelming majority of employees support the current management. Changing the Board and Executive leadership of the company may cause a serious haemorrhage of talent. For a company in IT services this loss could be irrecoverable.

6.It is our opinion that by retaining Intelligroup's current management and BOD team, the company will accelerate momentum for increasing business revenues and profits as the economy improves.

We believe the current CEO and BOD team has guided
Intelligroup skilfully during the past recession and now has it well positioned for the future. We are convinced that the risks Mr Pandey proposes are reckless, do not offer commensurate rewards and may ultimately destroy the value of the company.

Most of the Shareholders have been long standing investors in Intelligroup and have an intimate knowledge of its performance under four different CEOs.

An affiliate of NSA Investments, LLC have a lawsuit in which the issuer is a defendant. This lawsuit pertains to that affiliate's investment in Seranova in 2000.

Item 7.	Material to be Filed as Exhibits.
None



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sd/
Date: as of June 24, 2002

Prashanth Palakurthi
David Stott
Mannava S R
Phil Tcheng
Craig Bird
Tom Olivares
Malathi Nunna
NSA
Tom Wales
Lingareddy Prasad
Atosh Bharadwaj
Sanjeev Gupta
Anupama Dokeniya
Elizabeth Wales
Dan Moulton
Sasi Nanga
Greg Ness
Haritha Devulapally
Perry Anderson
Anupam Pandey
Manu Thambi
Raja Singh
Ravi Thaduri
Rajeev Raj
Ghadyali Murtaza
Puneetha Palakurthi
Nick Gallagher
Judy Kulekowski
Liu Gui Ying
Swarup Bhide
Margaret L. Tcheng
Anupam Dokeniya
Ed G, Hiemstra
Roger Lee
Kevin Dickey